sfleischmann@shearman.com                                       April 21, 2006
(212) 848-7527




VIA EDGAR AND FEDERAL EXPRESS
-----------------------------


Mr. Max A. Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-0305





Merrill Lynch Depositor, Inc.
Responses to SEC Comment Letter Dated April 11, 2006
----------------------------------------------------


Dear Mr. Webb:

We refer to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter to Merrill Lynch Depositor, Inc. (the "Depositor"), dated April 11, 2006, with respect to the Registration Statement on Form S-3, File No. 333-132386 (the "Registration Statement"), filed by the Depositor with the Commission on March 13, 2006.

On behalf of the Depositor, we are writing to respond to the Staff's comments and to indicate the changes that have been made in Amendment No. 1 ("Amendment No. 1") to the Registration Statement filed today with the Commission in response to the comments. The prospectus forming a part of any Registration Statement that the Depositor filed with the Commission is referred to in this letter as the "Prospectus." The numbered paragraphs and headings below correspond to the order of the Staff's comments, which are repeated below in italics for your reference.

Mr. Max A. Webb
Page 2


To assist the Staff in reviewing Amendment No. 1, under separate cover, we have sent to your attention five clean copies and five marked copies of Amendment No.
1. All page number references in the responses below correspond to the page numbers contained in the marked copies of Amendment No. 1.

In connection with responding to the Staff's comments, the Depositor hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings, including in the Registration Statement; the Staff's comments and the changes to the disclosure in its filings in response to the Staff's comments do not foreclose the Commission from taking any action with respect to its filings; and the Depositor may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States).

Registration Statement on Form S-3
----------------------------------

General
-------

     1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

          The Depositor confirms that the Depositor and any issuing entity previously established, directly or indirectly, by the Depositor or any affiliate of the Depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. The Depositor has attached as Attachment I to this letter a list of all the issuing entities established by the Depositor and their respective CIK codes. The Depositor confirms to the Staff that the Depositor will establish separate EDGAR access codes for each new issuing entity created at the time of each takedown under the Registration Statement to ensure that Exchange Act reports related to each such issuing entity are filed under a separate file number from other issuing entities or from the Depositor's own securities.


     2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

          The Depositor confirms that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

Mr. Max A. Webb
Page 3


     3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

          The Depositor confirms to the Staff that it will file unqualified legality and tax opinions at the time of each takedown.


     4. Also confirm that you will file a post-effective amendment with the form of any opinion by new counsel prior to filing it pursuant to a takedown.

          The Depositor confirms to the Staff that it will file a post-effective amendment with the form of any opinion by new counsel prior to filing it pursuant to a takedown to the extent that such opinion varies significantly in substance from the opinion filed with the Registration Statement.


     5. When available, please provide us with a copy of your updated pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes made to comply with Regulation AB.

          The Depositor confirms that it will file the updated Standard Terms for Trust Agreements by pre-effective amendment to the Registration Statement.


     6. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

          As requested, the Depositor confirms to the Staff that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated at this time to be included in an actual takedown.


     7. Disclaimers of liability for material information provided by issuers or underwriters or any of their affiliates in not appropriate. Please delete all such disclaimers of accuracy and completeness, such as the ones found on page 55 of the base prospectus and pages S-15 and S-34 of the prospectus supplement.

          The Depositor acknowledges the Staff's comment and has amended the base prospectus and each form of prospectus supplement to state that the Depositor takes

Mr. Max A. Webb
Page 4


responsibility for the information regarding the underlying securities that is expressly set forth in the applicable prospectus supplement but none of the information in the publicly available documents relating to the underlying securities and the underlying securities issuer that are incorporated by reference.

Prospectus Supplements
----------------------

General
-------

     8. Please note that all page references under this section are to the Prospectus Supplement for Class A Certificates unless otherwise stated. Please confirm that you will make revisions, as necessary, to all prospectus supplements.

          As requested, the Depositor confirms to the Staff that revisions have been made, as necessary, to all prospectus supplements.

     9. Please include a table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets. Refer to Item 1113(c) of Regulation AB. We suggest showing items paid out of the servicer's fee be shown with footnotes or indented or in some other fashion to provide a comprehensive picture of where the fees are going. Also, please add this section to the table of contents.


          The Depositor acknowledges the Staff's comment and has inserted a table itemizing all fees and expense to paid or payable out of the cash flows from the pool assets and a corresponding entry in the table of contents.



     10. Please confirm that no disclosure is required regarding affiliations among the transaction parties, pursuant to Item 1119 of Regulation AB. Otherwise, please provide a separate section to disclose the affiliations.

          The Depositor acknowledges the Staff's comment and has added a separate section to disclose affiliations.


     11. Please either include the information called for by Item 1105 of Regulation AB or provide us with your analysis of why it is not material.

          The Depositor submits that disclosure regarding static pool called for by Item 1105 of Regulation AB is not material in analyzing performance of the assets of an issuing entity or in identifying risks in the context of corporate debt repackagings, as each series of trust certificates issued is supported by separate and discrete pools of underlying securities. The rate and timing of distributions paid on a series of trust certificates depends primarily on the interest rate and timing of payments on the underlying securities. As such, in making their decisions as to whether to invest in the trust certificates,

Mr. Max A. Webb
Page 5


investors in the repackaging market do not take into consideration information presented based on factors such as asset type, term, yield, payment rates, geography or ranges of credit scores or other applicable measures of obligor quality but instead it looks primarily to the terms of the specific underlying securities deposited in the relevant issuing.



Cover page
----------

     12. Please identify the distribution frequency and first expected distribution date for the Certificates. Refer to Item 1102(g) of Regulation AB.

          The Depositor acknowledges the Staff's comment and has revised the cover page of each form of prospectus supplement to include the distribution frequency and first expected distribution date.

     13. Please briefly describe any credit enhancement or other support for the transaction. Refer to Item 1102(h) of Regulation AB.

          The Depositor acknowledges the Staff's comment and has revised the cover page of each form of prospectus supplement to include a placeholder for a brief description of any credit enhancement or other support for the transaction.

Summary of Economic Terms, page S-3
-----------------------------------

     14. Please summarize the amount or formula for calculating the fee that the servicer(s) will receive for performing its duties, and identify from what source those fees will be paid and the distribution priority of those fees. Refer to Item 1103(a)(7) of Regulation AB.

          The Depositor acknowledges the Staff's comment and has revised the "Summary of Economic Terms" of each form of prospectus supplement to include the fees paid to the trustee for performing its duties, the source of those fees and the distribution priority of those fees.

     15. Please identify, in an appropriate section of the summary, any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or flow of funds. Refer to Item 1103(a)(3)(vii) of Regulation AB.


          The Depositor acknowledges the Staff's comment and has identified, in the "Summary of Economic Terms", events in the transaction agreements that can trigger liquidation of the asset pool or other performance triggers that would alter the transaction structure or flow of funds.

Mr. Max A. Webb
Page 6


     16. If applicable, please provide a bracketed placeholder showing that you will identify any credit enhancement or support providers, as well as how losses not covered by enhancements or support will be allocated. Refer to Item 1103(a)(3)(ix) of Regulation AB.

          The Depositor acknowledges the Staff's comment and has added a bracketed placeholder showing that it will identify any credit enhancement or support provider, as well as how losses not covered by enhancement or support will be allocated.

What Are the Trust's Assets?, page S-10
---------------------------------------

     17. We note that you provide disclosure for the "initial assets" of the trust. Please summarize the circumstances under which pool assets may be added, removed or substituted. Refer to Item 1103(a)(6) of Regulation AB.

          The Depositor acknowledges the Staff's comment and submits that, as stated under the caption "What are the Trust's Assets?" the Depositor may not increase the amount of the initial assets of the trust and issue a corresponding amount of additional trust certificates. However, as more fully described under "When can the Trust Redeem the Trust Certificates" and "When Can the Trust Certificates Be Redeemed upon a Repurchase of the Underlying Securities", the amount of underlying securities initially deposited in the trust may be reduced as a result of certain specified events affecting the underlying securities, such as, for example, a redemption of the underlying securities or a tender offer for the underlying securities or in the event of the exercise of an optional exchange, as described under "Description of the Trust Certificates--Exchange of Trust Certificates." In addition, as described under the heading "Voting of Underlying Securities, Modification of Indenture," under certain circumstances (such as an exchange offer for the underlying securities) and subject to certain specified conditions, the underlying securities may be replaced with certain other underlying securities. The Depositor has revised the disclosure under "What Are the Trust's Assets" to briefly summarize the foregoing.


When Can the Trust Certificates Be Redeemed upon a Repurchase of the Underlying
-------------------------------------------------------------------------------
Securities, page S-11
---------------------

     18. If the asset-backed securities may be redeemable by the holder of the security, please provide us your analysis regarding this under Rule 3a-7 of the Investment Company Act.

          In accordance with Rule 3a-7 of the Investment Company Act, the trust is not issuing "redeemable securities". The SEC staff has taken the view, in a series of no-action letters, that whether securities are redeemable at the option of the holder is a facts and circumstances determination that generally depends on the extent of restrictions on an investor's ability to withdraw funds. Consistent with these positions, the securities issued by each trust series will restrict a certificate holder's ability to withdraw assets from the trust by, for instance,

Mr. Max A. Webb
Page 7


limiting how often the holder may withdraw assets from the trust, providing for a holding or notice period before an investor may withdraw assets and/or specifying a minimum denomination or amount of trust certificates that must be tendered to the trust to make a withdrawal. The limitations on a holder's ability to withdraw assets applicable to a particular series of trust certificates will be described in detail in the prospectus supplement for that series.

Put Rights, page S-24
---------------------

     19. We note your disclosure here and on page 34 of the base prospectus. Please provide us with your analysis of how this structure complies with Rule 3a-7 of the Investment Company Act.

          o    The underlying securities are "eligible assets".


          The underlying securities owned by the trust are "eligible assets" as defined under Rule 3a-7 and the put rights, which are themselves merely the right to receive cash at a fixed point or points in the future, are intrinsic terms of some underlying securities that could be deposited in a trust and are not an asset separate and apart from the underlying securities. For example, some bonds require the issuer to make a mandatory offer to repurchase the bonds upon a change of control of the issuer. We refer to this feature in some bonds as a put right. Neither the trust nor the Depositor will play any role in establishing the terms of the underlying securities with a view toward their being deposited in the trust. The Depositor will purchase the underlying securities, which may include put rights, in the secondary market. The put rights are not separately transferable; they are a term of the underlying security.

          Moreover, Rule 3a-7 defines "eligible assets" to mean not only "financial assets ... that by their terms convert into cash within a finite period of time" but also includes in the definition "any rights or other assets designed to assure the servicing or timely distribution of proceeds to security holders." When the SEC adopted Rule 3a-7 it explained that the definition of eligible asset was meant also to include assets used to support the liquidity of the securities being securitized and assets that are "ancillary" and "incidental" to eligible assets. The use of the term put right is merely an abbreviated way of stating that the issuer of the underlying security is obligated to offer to repurchase the underlying securities upon the occurrence of certain events. The put right assures the timely distribution of proceeds to the trust's security holders, supports the liquidity of the underlying securities, and is an incidental part of the underlying securities.

          o The Trust's proposed exercise of its put rights would be consistent with Rule 3a-7(a)(3)(iii)

          The Trust's proposed exercise of its put rights would be consistent with the requirement set forth in Rule 3a-7(a)(3)(iii) under the 1940 Act that such eligible assets are not acquired or disposed of for the primary purpose of recognizing gains or decreasing losses resulting from market value changes. The trust's primary purpose in exercising a put right would not be to recognize gains or decrease losses from changes in the market value of an underlying

Mr. Max A. Webb
Page 8


security. The put rights, which, as indicated above, are intrinsic terms of the eligible assets in the trust, provide the trust with protection upon the occurrence of certain events by requiring the issuer of the underlying security to offer to repurchase the securities. The trustee has no money management function and acceptance of the repurchase offer is made only as required by the pre-existing terms of the trust agreement.

          o The exercise of the put option would be consistent with the other requirements of Rule 3a-7(a)(3)

          The exercise of the put option would be consistent with the other requirements of Rule 3a-7(a)(3) in that (i) the disposition of the underlying security would be in accordance with the terms and conditions set forth in the trust agreement of the trust, and (ii) the trustee will not exercise the put right if the exercise of the put right would result in a downgrade in the rating of the trust's outstanding fixed-income securities.


Call Warrants, page S-25
------------------------

     20. Please provide us with your analysis of how this structure complies with Rule 3a-7 of the Investment Company Act.

          o    The call warrants are not "redeemable securities"

          The call warrants not "redeemable securities" as defined in Section 2(a)(32) of the 1940 Act. Section 2(a)(32) defines "redeemable security" to mean "any security . . . under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof." When the holder of a call right on outstanding trust certificates exercises that right, no assets leave the trust. The call right holder becomes a holder of trust certificates.

     Furthermore, as noted in our response to comment 18 above, the SEC staff has taken the view, in a series of no-action letters, that whether securities are redeemable at the option of the holder is a facts and circumstances determination that generally depends on the extent of restrictions on an investor's ability to withdraw funds. Consistent with these positions, the call rights will restrict their holders' ability to exercise the call by, for instance, limiting how often and how much notice the holder must provide before the holder may exercise the call right. The limitations on a call right holder's ability to exercise the call will be described in detail in the prospectus supplement.


         o The requirements of Rule 3a-7(a)(1) that the issuer issues securities which "entitle their holders to receive payments that depend primarily on the cash flow from eligible assets" do not apply to the call warrants.

Mr. Max A. Webb
Page 9


          The call warrants are contractual agreements between the holders of the call rights and the holders of the assets subject to the call rights. The call rights are not securities issued by the trust so the requirements of Rule 3a-7(a)(1) do not apply to the call rights. Accordingly, we do not believe that the call warrants must entitle their holders to receive payments that depend on the cash flows from eligible assets.


          In any event, any payments the holders of the call rights receive will depend primarily on the cash flow from eligible assets. The holders of call warrants are entitled to receive payments once they exercise their call rights, at which time they will be holders of the trust certificates which is an eligible security, and will receive payments that depend on the cash flows from the eligible securities.


         o The sale or resale of the call warrants is not restricted by Rule 3a-7(a)(2)


          The call warrants are not securities issued by the trust, so the sale or resale of the call warrants is not restricted by Rule 3a-7(a)(2). The call warrants are not registered under the Securities Act, however, so the Depositor anticipates that the call warrants will be sold pursuant to the private placement exemptions under Section 4(2) of the Securities Act to purchasers that will be eligible to purchase under such private placements, who may or may not be Qualified Institutional Buyers as defined in rule 144A under the Securities Act.



Exchange of Trust Certificates, page S-27
-----------------------------------------

     21. We note your disclosure here and on page 32 of the base prospectus. Please provide us with your analysis of how this structure complies with Rule 3a-7 of the Investment Company Act.

          In accordance with Rule 3a-7 of the Investment Company Act, the trust is not issuing "redeemable securities" as a result of the optional exchange right. As noted above in our response to comment 18, the SEC staff has taken the view, in a series of no-action letters, that whether securities are redeemable at the option of the holder is a facts and circumstances determination that generally depends on the extent of restrictions on an investor's ability to withdraw funds. Consistent with these positions, the securities issued by each trust series will restrict a certificate holder's ability to withdraw assets from the trust by, for instance, limiting how often the holder may withdraw assets from the trust, providing for a holding or notice period before an investor may withdraw assets and/or specifying a minimum denomination or amount of trust certificates that must be tendered to the trust to make a withdrawal. The limitations on a

Mr. Max A. Webb
Page 10


holder's ability to withdraw assets applicable to a particular series of trust certificates will be described in detail in the prospectus supplement for that series.

The Depositor and Sponsor, page S-29
------------------------------------

     22. To the extent material, please describe the "size, composition and growth" of Merrill Lynch Depositor's past securitizations as well as any other information or factors related to the sponsor that may be material to an analysis of the performance of the pool assets. Refer to Item 1104(c) of Regulation AB. Also, please describe the Depositor's material roles and responsibilities as sponsor in the transaction as required by Item 1104(d) of Regulation AB.

          The Depositor respectfully submits that the "size, composition and growth" of these programs is not material, as each series of trust certificates is supported by separate and discrete pools of underlying securities. The Depositor notes that it has in the past, and may in the future, issue more than one series of trust certificates backed by the same series of underlying security, but the securities backing each such series are deposited into discrete pools that support only one series of trust certificates.

The Trustee, page S-29
----------------------

     23. It appears that the trustee may also be the servicer. If so, please add bracketed language to indicate that you will provide the information required by Item 1108(b) and (c) of Regulation AB for them as well as for any other affiliates that will participate in the servicing for the pool assets. Also, if applicable, provide the same bracketed language for unaffiliated servicers that will service 20% or more of the pool assets and that unaffiliated servicers servicing 10% or more of the pool assets will be identified. Refer to Item 1108(a) of Regulation AB.

          The Depositor acknowledges the Staff's comment and has added bracketed language to indicate that the information required by Item 1108 of Regulation AB will be provided.

     24. Please also describe the material terms regarding the servicer's removal, replacement, resignation or transfer per Item 1108(d) of Regulation AB.

          The Depositor acknowledges the Staff's comment and has added disclosure regarding the material terms regarding the trustee/servicer's removal, replacement, resignation or transfer.

     25. Please expand your disclosure to provide detailed information regarding the trustee's prior experience and duties and responsibilities. Refer to Item 1109(b) and (c) of Regulation AB.

          The Depositor acknowledges the Staff's comment and has expanded the disclosure regarding the trustee's prior experience, duties and responsibilities.

Mr. Max A. Webb
Page 11


Description of the Underlying Securities, page S-33
---------------------------------------------------

     26. Please provide a description of the underwriting criteria that will be used to purchase the pool assets, as well as the method and criteria by which pool assets will be selected for the transaction. Refer to Items 1111(a)(3) and (4) of Regulation AB.

          The Depositor acknowledges the Staff's comment and has added a description of the underwriting criteria that will be used to purchase pool assets as well as the method and criteria by which pool assets will be selected for the transaction.

Base Prospectus
---------------

What Other Assets May Be Deposited in the Trust?, page 4
--------------------------------------------------------

     27. Please confirm that the "options" consist only of the puts and calls described in the prospectus.

          The Depositor confirms to the Staff that the "options" described in the credit enhancement and credit support disclosure consist only of the puts and calls described in the prospectus.



What Credit Support Will Be Available to My Series of Trust Certificates?,
--------------------------------------------------------------------------
page 4
------

     28. Delete the "swap guarantees" and "pledges of specified securities" or tell us how they will work.

          "Swap guarantees" refer to the situation where the holders of trust certificates of a series have the benefit of a swap agreement which is deposited in the trust, and, pursuant to the terms of such swap agreement, payments thereon are guaranteed by an affiliate of the swap counterparty. The Depositor has determined that at this time it does not intend to use the pledge of specified securities as credit support for the certificates and has therefore amended the Registration Statement accordingly.

Distributions on the Trust Certificates, page 21
------------------------------------------------

     29. Please revise to specify what you mean by your reference on page 24 to "another base rate" as set forth in the prospectus supplement. The base prospectus should specifically describe all indices that may be used to determine interest payments. Please delete any language that indicates additional indices may be added in the prospectus supplements. Alternatively, please confirm that any interest rate will

Mr. Max A. Webb
Page 12


          be based on an index customarily used to measure interest in debt transactions and will not be an index based on securities or commodities prices.

          The Depositor confirms that any interest rate will be based on an index customarily used to measure interest in debt transactions and will not be an index based on securities or commodities prices.

Description of Underlying Securities and Other Assets Deposited in the Trust,
-----------------------------------------------------------------------------
page 52
-------

     30. We note that you contemplate including asset-backed securities and preferred securities in the asset pool, and it appears that their inclusion would trigger the resecuritization requirements discussed in
          Section III.A.6 of the Regulation AB Adopting Release (Release No. 33-8518) and Rule 190. Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery requirements under Rule 190.

          The Depositor informs the Staff that it has no intent to deposit asset-backed securities or preferred securities into any trust, and has revised its disclosure accordingly.

     31. We note that you contemplate including guarantees in the trust, and it appears to us that these may need to be registered. Refer to footnote 329 in the Regulation AB Adopting Release (Release No. 33-8518). Please confirm that you will register the guaranty or advise as to why registration is not necessary.

          The Depositor only purchases securities to deposit into a trust that would meet the requirements of Rule 190(a) of the Securities Act of 1933 ("Rule 190(a)"). From time to time, the Depositor considers purchasing and depositing into an asset pool securities that are issued by a finance subsidiary and guaranteed by the parent company of the finance subsidiary, where each of these securities has been registered under the Securities Act. Accordingly, the Depositor respectfully submits that in these circumstances the requirements of Rule 190(a) and footnote 329 in the Regulation AB Adopting Release (Release No. 33-8518) are met. The Depositor confirms that if a guarantee is deposited into the Trust that does not meet the requirements of Rule 190(a), the guarantor would be required to register its guarantee under the Securities Act.

Underlying Securities Issuer, page 54
-------------------------------------

     32. Please update to reflect the SEC's new address: 100 F. Street, NE, Washington, D.C., 20549.

          The Depositor acknowledges the Staff's comment and has revised the SEC's address.

Mr. Max A. Webb
Page 13


Credit Support, page 59
-----------------------

     33. Please provide a bracketed placeholder in the prospectus supplement if a credit enhancement provider might be liable or contingently liable to provide payments representing 10% or more the cash flow supporting any offered class. Refer to Item 1114(b) of Regulation AB.

          The Depositor acknowledges the Staff's comment and has added bracketed placeholders in each form of prospectus supplement.

Part II
-------

Undertakings, page II-2
-----------------------

     34. Please provide the new undertakings required under Securities Act Reform. Refer to Item 512(a) of Regulation S-K.


          The Depositor acknowledges the Staff's comment and has added the undertakings required under Securities Act Reform.

                            *     *     *     *     *

Thank you for your prompt attention to the Depositor's responses to the Staff's comments. If the Staff has any further questions or comments concerning these responses, or if you require additional information, please feel free to contact me at (212) 848-7527.

Very truly yours,


/s/ Stuart K. Fleischmann
-------------------------
Stuart K. Fleischmann




cc:  John Stickel
     (Securities and Exchange Commission)

                                  ATTACHMENT I

-------------------------------------------- -----------------------------------
                Trust Series                                CIK:
-------------------------------------------- -----------------------------------
CCR-1                                            1138682
-------------------------------------------- -----------------------------------
BLS-1                                            1139349
-------------------------------------------- -----------------------------------
ATT-1                                            1140597
-------------------------------------------- -----------------------------------
WCM-1                                            1141348
-------------------------------------------- -----------------------------------
NAI-1                                            1142465
-------------------------------------------- -----------------------------------
FRD-1                                            1143716
-------------------------------------------- -----------------------------------
BLC-1                                            1144413
-------------------------------------------- -----------------------------------
LMG-1                                            1157646
-------------------------------------------- -----------------------------------
CZN-1                                            1157987
-------------------------------------------- -----------------------------------
QWS-1                                            1159999
-------------------------------------------- -----------------------------------
CTR-1                                            1160865
-------------------------------------------- -----------------------------------
LMG-2                                            1162898
-------------------------------------------- -----------------------------------
QWS-2                                            1163519
-------------------------------------------- -----------------------------------
ALL-1                                            1163406
-------------------------------------------- -----------------------------------
GMA-1 (Bond PLUS)                                N/A
-------------------------------------------- -----------------------------------
BLC-2                                            1165964
-------------------------------------------- -----------------------------------
ELP-1                                            1169356
-------------------------------------------- -----------------------------------
ELP-1 (upsizing)                                 1169356
-------------------------------------------- -----------------------------------
MSD-1                                            1173925
-------------------------------------------- -----------------------------------
VER-1                                            1178405
-------------------------------------------- -----------------------------------
UPC-1                                            1195542
-------------------------------------------- -----------------------------------
FAR-1                                            1196707
-------------------------------------------- -----------------------------------
GEC-1                                            1201478
-------------------------------------------- -----------------------------------
GRC-1                                            1214802
-------------------------------------------- -----------------------------------
PMC-1                                            1215332
-------------------------------------------- -----------------------------------
VAL-1                                            1217035
-------------------------------------------- -----------------------------------
GSG-1                                            1219122
-------------------------------------------- -----------------------------------
FMC-1                                            1221757
-------------------------------------------- -----------------------------------
GSG-1(upsizing) 1219122
-------------------------------------------- -----------------------------------
HTZ-1                                            1230720
-------------------------------------------- -----------------------------------
GSG-2                                            1256359
-------------------------------------------- -----------------------------------
DCC-1                                            1257834
-------------------------------------------- -----------------------------------
CSF-1                                            1260395
-------------------------------------------- -----------------------------------
IndexPlus 2003-1                                 0001267332
-------------------------------------------- -----------------------------------
SPR-1 (upsizing)                                 1271387
-------------------------------------------- -----------------------------------
GSG-2 (upsizing)                                 1256359
-------------------------------------------- -----------------------------------
TWC-1                                            1280962
-------------------------------------------- -----------------------------------
CMT-1                                            1286189
-------------------------------------------- -----------------------------------
GSC-1                                            1286643
-------------------------------------------- -----------------------------------
GSC-2                                            1294808
-------------------------------------------- -----------------------------------
LMG-3                                            1300492
-------------------------------------------- -----------------------------------
GSC-3                                            0001309257
-------------------------------------------- -----------------------------------
LMG-4                                            0001314270
-------------------------------------------- -----------------------------------
RRD-1                                            0001354371
-------------------------------------------- -----------------------------------
GSC-4                                            0001355899
-------------------------------------------- -----------------------------------
LTD-1                                            0001357861
-------------------------------------------- -----------------------------------